                                    ANGELA M. DOWD
                                    of Loeb & Loeb LLP

                                    345 Park Avenue
                                    New York NY 10154-1895   DIRECT 212.407.4097
                                                             MAIN   212.407.4000
                                                             FAX    646.514.2919
                                                             adowd@loeb.com
                                    Via EDGAR

July 31, 2006

John Reynolds
Assistant Director
Securities and Exchange Commission
150 F Street, NE
Washington, DC 20549

Re: Vector Intersect Security Acquisition Corporation
    Amendment No. 3 to Form S-1 Registration Statement
    File No. 333-127644

Dear Mr. Reynolds:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware
corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and
Regulation C under the Securities Act of 1933, as amended (the "Securities
Act"), and Rule 101(a)(1(i) of Regulation S-T under the Commission's Electronic
Data Gathering and Retrieval System (EDGAR), one complete electronic version of
Amendment No.3 ("Amendment No. 3") to the Company's Registration Statement on
Form S-1 (No. 333-127644), originally filed with the Commission on August 18,
2005, as amended on Amendment No. 1 thereto, filed with the Commission on
November 7, 2005 ("Amendment No. 1") and Amendment No. 2 thereto, filed with the
Commission on June 8, 2006 (together, the "Registration Statement") including one complete electronic version of the exhibits filed therewith. By overnight courier, we are transmitting three marked copies of the above referenced filing to reflect revisions from the prior submission.

Amendment No 3 responds to the comments heretofore received from the
Commission's Staff (the "Staff") by a letter dated July 12, 2006 (the "Comment
Letter") with respect to the Registration Statement and also includes certain updating information. For the Staff's convenience, the Staff's comments have been restated below in capitalized type (the numbers thereof corresponding to the numbers of the Staff's comments in the Comment Letter) and the responses to each comment appear immediately below each comment All capitalized terms used and not defined herein have the respective meanings assigned to them in
Amendment No. 3.

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 2

GENERAL
-------

1.   PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, PROVIDE THE
     STAFF WITH A COPY OF THE LETTER OR A CALL FROM THE NASD THAT IT HAS NO
     OBJECTION REGARDING THE UNDERWRITERS' COMPENSATION ARRANGEMENTS.

     Prior to the effectiveness of the Registration Statement, the Company will either provide the staff with a letter or a call from the NASD that it has no objection regarding the underwriters' compensation arrangements.

2.   PLEASE FILE YOUR RESTATED AND AMENDED CERTIFICATE OF INCORPORATION AS AN
     EXHIBIT.

     The Company has filed its amended and restated certificate of incorporation as Exhibit 3.1 to Amendment No. 3.

REGISTRATION STATEMENT FEE TABLE
--------------------------------

3.   RULE 416 MAY NOT COVER THE ADJUSTMENTS CONTEMPLATED BY THE WARRANTS, AND AN
     "INDETERMINATE NUMBER OF SHARES" CANNOT BE REGISTERED. PLEASE REVISE THE
     FOOTNOTE LANGUAGE TO CLARIFY WHAT RULE 416 COVERS OR DELETE THE REFERENCE.

         The footnote language has been revised to clarify what Rule 416 covers.

PROSPECTUS COVER PAGE
---------------------

4.   IN LIGHT OF YOUR SUBSEQUENT RISK FACTOR DISCLOSURE, PLEASE MODIFY THE
     STATEMENT THAT "PUBLIC STOCKHOLDERS WILL RECEIVE APPROXIMATELY $7.85 PER
     UNIT ... IN THE EVENT OF A LIQUIDATION OF OUR COMPANY PRIOR TO CONSUMMATION
     OF A BUSINESS COMBINATION."

     The requested modifications have been made on the cover page of the
     Prospectus as well as on pages 5, 13, 14 and 45 of the Prospectus.

5.   PLEASE REVISE THROUGHOUT THE PROSPECTUS TO CLARIFY WHETHER THE COMPANY, IN
     THE EVENT OF LIQUIDATION, WOULD BE OBLIGATED TO REPAY THE LOANS AND OTHER
     REIMBURSEMENTS TO MANAGEMENT PRIOR TO THE DISTRIBUTION OF THE FUNDS HELD IN
     TRUST TO THE PUBLIC STOCKHOLDERS.

     The requested clarification has been made on pages 8, 31, 45 and 62-63 of the Prospectus.

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 3

PROSPECTUS SUMMARY
------------------

6.   PROVIDE, HERE OR ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, A DEFINITION
     FOR THE TERM "PUBLIC STOCKHOLDER" AS USED BY THE COMPANY WITH RESPECT TO
     THIS OFFERING. IN THIS CONTEXT, PLEASE DISCUSS IN PARTICULAR WHETHER THIS
     TERM WOULD INCLUDE THE "EXISTING STOCKHOLDERS" OF THE COMPANY AND/OR THEIR
     AFFILIATES, IN THE CASE OF SHARES HELD BY SUCH PERSONS THAT ARE ACQUIRED IN
     THE OFFERING, PURSUANT TO OPEN MARKET PURCHASES OF UNITS, COMMON STOCK OR
     WARRANTS, OR FROM THE PRIVATE PLACEMENT.

     The requested definition and discussion has been added on page 1 of the
     Prospectus.

7.   PLEASE EXPLAIN IN MORE DETAIL, THE STATEMENT ON PAGE 2 THAT "[M]ANAGEMENT
     BELIEVES THAT IT WOULD BE ABLE TO PURSUE EITHER SPIN-OFFS FROM LARGER THIRD
     PARTY TRANSACTIONS."

     The requested details have been added on pages 2 and 40 of the Prospectus.

8.   PLEASE CLARIFY HERE AND THROUGHOUT THE PROSPECTUS, WHERE APPROPRIATE, TO
     DISCLOSE THE CONVERSION RIGHTS OF YOUR EXISTING OFFICERS AND DIRECTORS, AND
     EXISTING SHAREHOLDERS WITH RESPECT TO ANY SHARES ACQUIRED BY THE EXISTING
     STOCKHOLDERS BEFORE THE IPO, IN THE IPO, AND IN THE AFTER MARKET. PLEASE
     ALSO DISCUSS WHETHER THEY WILL HAVE APPRAISAL RIGHTS UNDER DELAWARE LAW.

     The requested clarification with respect to "conversion rights"
     (technically, redemption rights as reflected in the Prospectus and the
     Company's Amended and Restated Certificate of Incorporation) have been made on pages 8, 61 and 65 of the Prospectus. The requested disclosure with respect to appraisal rights under Delaware law has been made on page 8 of the Prospectus.

9.   WE NOTE YOUR DISCLOSURE THAT YOU HAVE NOT HAD ANY "SUBSTANTIVE DISCUSSIONS"
     WITH RESPECT TO EFFECTING ANY POTENTIAL BUSINESS COMBINATION WITH YOUR
     COMPANY. PLEASE DISCUSS ANY PRELIMINARY DISCUSSIONS YOU HAVE HAD. YOU STATE
     THAT MR. ABRAMOWITZ RECEIVED THREE UNSOLICITED COMMUNICATION, PLEASE
     DISCLOSE THE POTENTIAL TARGET ENTITIES OF THESE AND ANY ADDITIONAL
     UNSOLICITED COMMUNICATIONS AND DISCUSS WHETHER THE COMPANY WILL CONSIDER
     SUCH TARGETS.

     The requested discussion has been added on pages 2 and 40 of the
     Prospectus.

10.  PLEASE IDENTIFY THE ENTITY THAT WILL PURCHASE THE 93,750 UNITS IN THE
     PRIVATE PLACEMENT AND DISCLOSE ADDITIONAL INFORMATION ABOUT ITS STATUS.
     THIS DISCUSSION SHOULD INCLUDE, AT A MINIMUM, THE NUMBER OF OTHER INVESTORS
     IN THIS ENTITY AND THEIR STATUS WITH RESPECT TO

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 4

     YOUR CLAIMED EXEMPTION. PLEASE REVISE ACCORDINGLY YOUR DISCLOSURE UNDER
     ITEM 15 OF FORM S-1.

     The requested disclosure as to the identity of the entity that will participate in the Private Placement has been added on the cover page of the Prospectus as well as on pages 2, 21, 23, 58 and 60 of the Prospectus and on page II-4 of Amendment No. 3. The number and identity of the investors in SCP Private Equity Management Company LLC is disclosed in footnote 3 on page 60 of the Prospectus. The status of SCP Private Equity
     Management Company LLC as an accredited investor has been disclosed on page
     II-4 of Amendment No. 3 in Item 15 of Form S-1.

11.  WE NOTE THAT THE WARRANTS MAY BE EXERCISED ON A CASHLESS BASIS. PLEASE
     EXPLAIN HOW THIS WILL BE ACCOMPLISHED.

     The requested explanation has been added on pages 4 and 65 of the
     Prospectus.

12.  PLEASE DISCLOSE WHEN A PROXY STATEMENT SEEKING APPROVAL OF DISSOLUTION WILL
     BE FILED IF YOU DID NOT ENTER ANY LETTER OF AGREEMENT BY THE END OF THE
     18TH MONTHS.

     The requested disclosure has been added on pages 9 and 48 of the
     Prospectus.

13.  PLEASE IDENTIFY THE EXECUTIVE OFFICER THAT HAS AGREED TO INDEMNIFY YOU FOR
     ALL CLAIMS OF VENDORS. FURTHER, PLEASE PROVIDE A DETAILED LIST OR
     DISCUSSION FOR CLAIMS BY VENDORS THAT YOU WILL NOT BE INDEMNIFIED.

     The requested identification has been added on pages 6, 11, 15, 46-47 of the Prospectus. The requested discussion has been added on pages 6 and 11 of the Prospectus and also may be found in the existing text of pages 15 and 46-47 of the Prospectus.

14.  PLEASE CLARIFY WHETHER RODMAN & RENSHAW AND/OR ANY OF YOUR OFFICERS AND
     DIRECTORS AND EXISTING STOCKHOLDERS HAVE CURRENT AFFILIATIONS WITH ANY
     COMPANY IN YOUR TARGET INDUSTRY THAT MAY BE CONSIDERED AS A POTENTIAL
     TARGET. IF SO, PLEASE DISCLOSE THE POTENTIAL TARGETS CURRENTLY AFFILIATED
     WITH THEM.

     The requested disclosure has been made on pages 12 and 20-21 of the
     Prospectus.

RISK FACTORS
------------

15.  WE NOTE RISK FACTOR SIX, PLEASE CLEARLY DISCLOSE THE CIRCUMSTANCES WHEN
     STOCKHOLDERS "COULD POTENTIALLY" BE HELD LIABLE FOR "ANY" CLAIMS TO THE
     EXTENT OF THE DISTRIBUTION RECEIVED BY THEM. PLEASE DISCUSS THE
     RAMIFICATIONS OF LIABILITY TO YOUR INVESTORS FOR YOUR COMPANY'S FAILURE TO
     FOLLOW THE PROCEDURES IMPOSED BY SECTION 280 OF DELAWARE GENERAL
     CORPORATION LAW.

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 5

     SPECIFICALLY, HOW LONG OF A PERIOD THE LIABILITY MAY EXTEND AND THE
     POSSIBILITY AND LIKELIHOOD OF YOUR INVESTOR HELD LIABLE BEYOND THE
     DISTRIBUTIONS RECEIVED BY THEM.

     The requested disclosure has been added on pages 16 of the Prospectus. This disclosure has also been made in the existing text on pages 47-48 of the
     Prospectus.

16.  WE NOTE RISK FACTOR EIGHT. PLEASE CLARIFY HOW DELAWARE LAW DEFINES
     "MAJORITY."

     The requested clarification has been made on page 17 of the Prospectus.
     This disclosure has also been made in the existing text on page 9 of the
     Prospectus.

17.  IN RISK FACTOR 15, YOU INDICATE THAT YOUR OFFICERS AND DIRECTORS ARE
     AFFILIATED WITH ENTITIES, INCLUDING OTHER BLANK CHECK COMPANIES AND MAY
     PRESENT BUSINESS OPPORTUNITIES TO THEM. PLEASE IDENTIFY MEMBERS OF YOUR
     MANAGEMENT AND BOARD OF DIRECTORS WHO HAVE CURRENT OBLIGATIONS TO PRESENT
     BUSINESS COMBINATION OPPORTUNITIES TO OTHER ENTITIES AND IDENTIFY THE
     ENTITIES. PLEASE ALSO INCLUDE A SECTION IN THE PROSPECTUS DISCUSSING YOUR
     MANAGEMENT'S PRIOR INVOLVEMENT IN BLANK CHECK COMPANIES.

     Former Risk Factor 15 (now Risk Factor 17) on page 20 of the Prospectus has been revised to indicate that none of the Company's officers and directors are currently affiliated with other "blank check" companies. No officer or director of the Company currently has the obligation to present business combination opportunities to other entities. No officer or director of the
     Company has a prior involvement with a "blank check" company.

18.  PLEASE DISCUSS WHETHER ANY MEMBERS OF YOUR MANAGEMENT MAY SEEK EMPLOYMENT
     OR CONSULTATION AGREEMENT IN CONNECTION WITH THE BUSINESS COMBINATION. WE
     NOTE YOUR DISCLOSURE ON PAGE 37 THAT YOUR OFFICERS, DIRECTORS, AND EXISTING
     STOCKHOLDERS MAY RECEIVED FEES OR COMPENSATION FOR ANY SERVICES PROVIDED
     FOLLOWING SUCH BUSINESS COMBINATION. IDENTIFY THE MEMBERS WHO ARE LIKELY TO
     SEEK EMPLOYMENT OR CONSULTATION AGREEMENT AND DISCUSS ANY POSSIBLE
     CONFLICTS OF INTEREST.

     The requested disclosure has been made on page 21 of the Prospectus.

19.  BASED ON OUR REVIEW OF YOUR DISCLOSURES AND UNDERLYING DOCUMENTS, IT WOULD
     APPEAR THAT THE ABILITY TO EXERCISE THE WARRANTS WILL DEPEND ON THE
     AVAILABILITY OF A STATE EXEMPTION FOR THE SALE AND THAT YOU DO NOT
     UNDERTAKE ANY RESPONSIBILITY TO REGISTER THESE TRANSACTIONS IN STATES
     BEYOND YOUR INITIAL FILING. HOWEVER, AS THERE WILL BE A SECONDARY TRADING
     MARKET IN THESE WARRANTS, IT IS CONCEIVABLE THAT WARRANT HOLDERS MAY BE IN
     STATES WHERE A REGISTRATION STATEMENT WILL NOT BE IN EFFECT -- AND

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 6

     ACCORDINGLY, BASED ON THEIR STATE OF RESIDENCE, THE RIGHTS ASSOCIATED WITH
     THEIR WARRANT MAY VARY. PLEASE INCLUDE A SEPARATE RISK FACTOR DISCUSSING
     THE STATE REGISTRATION REQUIREMENTS, INCLUDING A STATEMENT CLARIFY IN WHICH
     STATES YOU WILL REGISTER (AND WHICH YOU WILL NOT) AND STATING THE LIKELY
     EFFECT THAT THIS WILL HAVE ON THE WARRANT HOLDER.

     The requested risk factor has been added on page 18-19 of the Prospectus.

USE OF PROCEEDS
---------------

20.  PLEASE SUBSTANTIALLY REVISE THE USE OF PROCEEDS TABLE TO INCLUDE ALL OF THE
     ACQUISITION EXPENSES AND NON-ACQUISITION EXPENSES AND THE AMOUNTS OF EACH
     EXPENSE, SUCH AS LEGAL AND ACCOUNTING, PAYMENT FOR OFFICE SPACE AND
     ADMINISTRATIVE AND SUPPORT SERVICES, DUE DILIGENCE AND WORKING CAPITAL. THE
     COMPANY MAY WANT TO COMBINE THE "USE OF PROCEEDS NOT HELD IN TRUST" WITH
     THE EXPENSES ASSOCIATED WITH THE INTEREST EARNED ON THE TRUST. ALSO INCLUDE
     A LINE ITEM THAT DISCLOSES THE TOTAL AMOUNT OF THESES EXPENSES. FOR
     EXAMPLE, IN THE TABLE, PLEASE DISCUSS THE EXPENSES THAT ARE ASSOCIATED WITH
     THE $1,500,000 OF INTEREST INCOME. DISCLOSURE THAT DETAILS HOW THESE
     EXPENSES WILL BE FUNDED COULD BE INCLUDED IN THE HEADING, FOOTNOTES AND/OR
     SUBSEQUENT DISCLOSURE TO THE TABLE.

     The requested revisions have been made to the "Use of Proceeds" table, the footnotes thereto and the related discussion on pages 30-33 of the
     Prospectus. The additional details suggested by the Staff have been included in these revisions

21.  WE NOTE THE $7,500 PER MONTH FEE THAT MAY BE PAID TO CERTAIN OFFICERS AND
     DIRECTORS FOR OFFICE SPACE AND ADMINISTRATIVE SERVICES. PLEASE INCLUDE THE
     TOTAL AMOUNT OF THESE EXPENSES IN THE TABLE OR ADVISE US WHY SUCH
     DISCLOSURE IS NOT NECESSARY.

     The requested expense item has been added to the "Use of Proceeds" table on page 30 of the Prospectus.

22.  WE NOTE THAT THE COMPANY HAS ADDED LINE ITEMS REFLECTING PROCEEDS FROM
     MANAGEMENT LOANS. HOWEVER, THE COMPANY HAS NOT PRESENTED A LINE ITEM
     REFLECTING THE REPAYMENT OF MANAGEMENT LOANS. PLEASE ADVISE.

     The requested line items reflecting repayment of management loans have been added to the "Use of Proceeds" table on page 30 of the Prospectus.

PROPOSED BUSINESS
-----------------

23.  WE NOTE THAT YOU MAY PAY RODMAN & RENSHAW 3% OF THE AGGREGATE CONSIDERATION
     PAID BY YOU IN THE BUSINESS COMBINATION IF IT

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 7

     INTRODUCES YOU A TARGET THAT YOU CONSUMMATE A BUSINESS COMBINATION WITH.
     PLEASE CLARIFY WHETHER YOU MAY PAY ADDITIONAL FINDER'S FEE TO IT ON TOP OF
     THE 3% FEE. A VALIDLY EXECUTED FINANCIAL SERVICES ADVISORY AGREEMENT SHOULD
     BE FILED. PLEASE DESCRIBE IN GREATER DETAILS THE MATERIAL TERMS OF THE
     AGREEMENT, INCLUDING SERVICES TO BE PROVIDED, AND CLARIFY HOW THE CASH FEE
     AT THE CLOSING WILL BE PAID. DISCLOSE WHETHER THIS FEE IS REFLECTED IN THE
     "USE OF PROCEEDS" TABLE.

     The requested clarifications regarding the finder's fee have been made on pages 41 and 70 of the Prospectus. The form of the Financial Services
     Advisory Agreement was previously filed as Exhibit 10.8 to the Registration
     Statement. A validly executed Financial Services Advisory Agreement will be filed once it has been executed. Additional detail with respect to the material terms of this Agreement has been added on page 70 of the
     Prospectus. This potential finder's fee has not been disclosed in the "Use of Proceeds" table. The explanation for why this fee has not been disclosed in the "Use of Proceeds" table has been added on pages 41 and 70 of the
     Prospectus.

COMPARISON TO OFFERINGS OF BLANK CHECK COMPANIES
------------------------------------------------

24.  IN THE TABLE, PLEASE INCLUDE A DISCUSSION THAT COMPARES THE TERMS OF THE
     OFFERING WITH THE TERMS UNDER RULE 419 WITH RESPECT TO THE SHAREHOLDERS'
     RIGHT TO RECEIVE INTEREST EARNED FROM THE FUNDS HELD IN TRUST. RULE
     419(B)(2)(III) PROVIDES THAT, "DEPOSITED PROCEEDS AND INTEREST OR DIVIDENDS
     THEREON, IF ANY, SHALL BE HELD FOR THE SOLE BENEFIT OF THE PURCHASERS OF
     THE SECURITIES." IT APPEARS THAT THE SHAREHOLDERS' RIGHT TO THE INTEREST
     INCOME FROM THE TRUST IS A SEPARATE ISSUE FROM "RELEASE OF FUNDS." PLEASE
     REVISE ACCORDINGLY. IN ADDITION, THE COMPANY MAY WANT TO CONSIDER ADDING A
     RISK FACTOR REGARDING THE STOCKHOLDERS' LIMITED RIGHT TO RECEIVE INTEREST
     EARNED FROM THE FUNDS HELD IN TRUST IN COMPARISON TO THE REQUIREMENTS UNDER
     RULE 419.

     The requested discussion has been added to the table on page 54 of the
     Prospectus.

UNDERWRITING
------------

25.  WE NOTE THAT YOU HAVE GRANTED THE UNDERWRITER THE RIGHT TO HAVE ITS
     DESIGNEE PRESENT AT ALL MEETINGS FOR THE EARLIER OF TWO YEARS. PLEASE
     EXPLAIN THE PURPOSE OF HAVING A DESIGNEE THAT WILL BE ABLE TO ATTEND ALL
     BOARD MEETINGS AND RECEIVE NON-PUBLIC COMMUNICATIONS OF THE COMPANY AND HOW
     THIS COMPLIES WITH RULE 10B5-1.

     The Company no longer intends to grant the representative observer rights at its Board of Director meetings. Consequently, the reference in the
     "Underwriting" section of the Prospectus to these rights has been removed.

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 8

26.  PLEASE ADVISE US WHETHER THE COMPANY OR THE UNDERWRITERS) INTEND TO CONDUCT
     A DIRECTED SHARE PROGRAM IN CONJUNCTION WITH THIS OFFERING. IF THE COMPANY
     OR THE UNDERWRITERS INTEND TO ENGAGE A DIRECTED SHARE PROGRAM IN
     CONJUNCTION WITH THIS OFFERING, PLEASE DESCRIBE TO US THE MECHANICS OF HOW
     AND WHEN THESE SHARES WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE
     DIRECTED SHARE PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE
     PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED SHARES IS DETERMINED. TELL US
     HOW AND WHEN THE COMPANY AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE
     DIRECTED SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED.
     DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE
     OFFERED SECURITIES, INCLUDING HOW AND WHEN ANY COMMUNICATIONS ARE SENT OR
     RECEIVED OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE
     PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR
     THE GENERAL OFFERING TO THE PUBLIC? PROVIDE US WITH COPIES OF ALL WRITTEN
     COMMUNICATIONS WITH PROSPECTIVE PURCHASERS ABOUT THE DIRECTED SHARE
     PROGRAM.

     Neither the Company nor the underwriters intend to conduct a directed share program in conjunction with this offering.

RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------

27.  PLEASE INCLUDE THE PRIVATE PLACEMENT IN THIS SECTION. CLARIFY WHEN THE
     AGREEMENT WAS ENTERED INTO, THE EXEMPTION RELIED UPON AND THE FACTS
     SUPPORTING YOUR RELIANCE UPON THE EXEMPTION.

     The requested addition and clarification has been added on page II-4 of
     Amendment No. 3.

28.  FOR THE TRANSACTIONS RELIED UPON SECTION 4(2) OF THE SECURITIES ACT, PLEASE
     ADDRESS ACCESS TO INFORMATION TEST.

     The requested disclosure has been made on page II-4 of Amendment No. 3.

29.  WE NOTE THAT SUBSEQUENT TO THE ISSUANCE DATE, THE SHAREHOLDERS IN THE
     AUGUST 2005 TRANSACTIONS TRANSFERRED ALL OR A PORTION OF THEIR SHARES TO
     YOUR CURRENT STOCKHOLDERS. PLEASE IDENTIFY THE STOCKHOLDERS TO WHOM THEY
     TRANSFERRED THE SHARES, THE AMOUNT OF THE SHARES AND CLARIFY THE EXEMPTIONS
     AND THE FACTS THEY RELIED UPON.

     The requested disclosure has been made on page 61 of the Prospectus and on pages II-3 -- II-4 of Amendment No. 3.

EXHIBITS
--------

                                                                   John Reynolds
                                                                   July 31, 2006
                                                                          Page 9

30.  PLEASE FILE AS POSSIBLE THE REMAINING EXHIBITS IN ORDER TO ALLOW SUFFICIENT
     TIME FOR THE STAFF TO REVIEW THE EXHIBITS.

     Exhibits 1.1, 3.1, 4.1, 4.2, 4.5, 10.2, 10.3, 10.4, 10.9 and 10.10 to the
     Registration Statement are filed herewith.

The Company hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact the undersigned at (212) 407-4097 or Giovanni Caruso of this firm at
(212) 407-4866.

Very truly yours,

/s/ Angela M. Dowd

Angela M. Dowd
of Loeb & Loeb LLP